Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

AGNICO EAGLE ANNOUNCES SALE OF PROBE SHARES AND WARRANTS

Toronto (January 21, 2015) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) announced today that it has entered into an agreement (the “Purchase Agreement”) to sell to Goldcorp Inc. (“Goldcorp”) (i) 7,320,200 common shares (the “Purchased Shares”) of Probe Mines Limited (“Probe”) for cash consideration of C$5.00 per Purchased Share, and (ii) 2,347,951 common share purchase warrants of Probe (the “Purchased Warrants”) for cash consideration of C$2.90 per Purchased Warrant. Each Purchased Warrant entitles the holder to purchase one common share of Probe (each a “Share”) at a price of C$2.10 until May 28, 2015. The Purchased Shares represent approximately 8.1% of the issued and outstanding Shares on a non-diluted basis. The Purchased Shares and the Purchased Warrants collectively represent approximately 10.4% of the issued and outstanding Shares assuming exercise of the Purchased Warrants.

Upon the closing of the transaction, which is expected to occur on or about January 28, 2015, Agnico Eagle will hold (i) no Shares, and (ii) 3,277,049 common share purchase warrants of Probe (the “Remaining Warrants”), each exercisable on the same terms as the Purchased Warrants. The Remaining Warrants represent approximately 3.5% of the issued and outstanding Shares assuming exercise of the Remaining Warrants.

Agnico Eagle disposed of the Purchased Shares and the Purchased Warrants in the ordinary course of business as they were a non-core asset of Agnico Eagle.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its nine mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983. Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7.

Forward-Looking Statements

The information in this news release has been prepared as of January 21, 2015. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “expected”, “will” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include, without limitation, statements relating to the date of closing of the sale of the Purchased Shares and the Purchased Warrants and Agnico Eagle’s ownership of Shares and Remaining Warrants following that date. The material factors and assumptions used in the preparation of forward-looking statements contained herein, which may prove to be incorrect include, but are not limited to, that the purchase and sale of the Purchased Shares and the Purchased Warrants will occur in accordance with and on the timing currently contemplated by Agnico Eagle.

These forward-looking statements are subject to numerous risks, uncertainties and assumptions, certain of which are beyond the control of Agnico Eagle. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

To obtain a copy of the early warning report filed by Agnico Eagle with the Canadian securities regulatory authorities relating to the sale of the Purchased Shares and the Purchased Warrants, contact David Wong, Manager, Investor Relations at (416) 947-1212.